1185 Avenue of the Americas
New York, New York 10036-4003
www.kslaw.com

Stephen M. Wiseman
Direct Dial: 212/556-2265
Direct Fax: 212/556-2222
swiseman@kslaw.com
July 21, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Christina Chalk

Re:	Onyx Software Corporation
Schedule TO-T filed July 12, 2006 by CDC Corp. and
CDC Software Acquisition Corp.
Schedule TO-T/A filed on July 18, 2006
Schedule TO-C filed on July 11, 2006
Schedule TO-C filed on June 30, 2006
File No. 005-57781
Dear Ms. Chalk:
     On behalf of CDC Software Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of CDC Corporation (“CDC” and, together with Purchaser, collectively, the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 18, 2006 relating to the Tender Offer Statement on Schedule TO (File No. 005-57781) (the “Schedule TO”) originally filed with the Commission on July 12, 2006 pursuant to Rule 14d-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) relating to Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Onyx Software Corporation (“Onyx”) for $5.00 per Share, upon the terms and subject to the conditions set forth in its Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”) and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, the “Offer”).
     Set forth below are the Company’s responses to the Staff’s letter. For your convenience, each Staff comment is set forth in bold face type and italics and is followed immediately by the Company’s response.

Securities and Exchange Commission
July 21, 2006

Schedule TO-C filed on June 30, 2006 and July 11, 2006
1.	In each of the press releases filed under cover of Schedule TO-C and listed above, you reference the safe harbor protections for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements provided in the Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please avoid making such references in future tender offer filings in connection with this Offer.
Response: The Company notes the Staff’s comment and confirms that it will refrain from referencing the safe harbor protections for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 in its future filings made in connection with the Offer.
Schedule TO-T
2.	You have filed as exhibit (a)(1)(vii) to the Schedule TO-T a form of summary advertisement dated July 12, 2006. Please indicate in your response letter where this advertisement was published. See Rule 14d-4(c) of Regulation 14D. We may have further comments after reviewing your response.
Response: The form of summary advertisement filed as exhibit (a)(1)(vii) to the Schedule TO was published in the “National Business Marketplace” section of Investor’s Business Daily. According to Investor’s Business Daily, it is a “national daily business newspaper aimed at senior executives, professionals and entrepreneurs, as well as individual and professional investors”, and is distributed in all 50 states of the United States of America, as well as the District of Columbia.
Exhibit (a)(1)(i) — Offer to Purchase
Summary Term Sheet — When and how will I be paid for tendered shares?, page v
3.	You state here that Purchaser will pay for tendered Shares “promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer...” This language is inconsistent with the disclosure in Section 14 concerning when the conditions to the Offer will be satisfied or waived. In addition, it is contrary to our position that all offer conditions except those relating to regulatory approvals necessary to consummation of the offer must be satisfied or waived on or before the expiration of the initial offer period of a tender offer. Please revise.
Response: The Offer to Purchase has been revised to clarify that, subject to the terms and conditions of the Offer, Purchaser will accept for payment and will promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. See paragraph 1 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3 to

Securities and Exchange Commission
July 21, 2006

the Schedule TO (“Amendment No. 3”), which is being filed contemporaneously with this response letter.
Will the Offer be followed by a merger if all Shares are not tendered in the Offer?, page v
4.	We are concerned that the disclosure throughout the Offer to Purchase concerning CDC and Purchaser’s intentions with respect to a second-step merger are confusing and contradictory. For example, the disclosure in this section states that if you accept for payment and pay for at least a majority of the outstanding Shares, you expect Purchaser to be merged into Onyx. As you know, the acquisition of a majority of the outstanding Shares on a fully diluted basis is a condition to this Offer. However, in the next section you state: “[W]e can provide no assurance that a merger will occur after the Offer.” Similarly, in the section entitled “How will the Offer affect my Shares if I decide not to tender?” later on page v, the disclosure posits a circumstance where the Offer is consummated but the merger does not occur: “If, however, the merger does not take place and the Offer is consummated, the number of shareholders and of Shares in the hands of the public may be so small that there will no longer be an active or liquid public trading market...” Please revise the disclosure here and throughout the Offer to Purchase, as necessary, to clarify that you intend to “cash out” remaining Onyx shareholders if the Offer is consummated as currently conditioned. If you later waive or reduce the Minimum Tender Condition or the Board Condition, such that the Offer could be consummated but the second-step merger would or might not occur, we believe this would constitute a material change in the terms of the Offer requiring an extension of the Offer and dissemination of revised offer materials. If you do not revise the disclosure in response to this comment, please provide an analysis in your response letter as to the availability of the Rule 13e-3(g)(6) exception for the second-step merger. See Q&A No. 7 in Exchange Act Release No. 17719 (April 13, 1981) (opining that a bidder’s statement that it may determine to engage in a follow-up transaction does not satisfy the requirements for reliance on the Rule 13e-3(g)(1) exception).
Response: The Offer to Purchase has been revised to clarify that Purchaser expects to conclude a subsequent merger following consummation of the Offer. See paragraphs 2, 3, 7 and 8 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
Acceptance for Payment and Payment, page 6
5.	At the bottom of page 6, clarify your statement that Purchaser reserves the right to delay acceptance for payment or payment for tendered Shares in order to comply with applicable law. Under what circumstances could you so delay payment without returning tendered Shares? Would shareholders have withdrawal rights during this delay?
Response: According to question 29 under the Tender Offer Rules and Schedules of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, “[i]f payment is delayed because the bidder must obtain approvals from

Securities and Exchange Commission
July 21, 2006

regulatory agencies before completing the purchase, the Division staff ordinarily (depending on the length of the delay) will not deem a violation of Rule 14e-1(c) to have occurred, provided the tender offer materials fully disclosed the possibility of such delay.” In addition, consistent with Section 14(d)(5) of the Exchange Act and Rule 14d-7 promulgated thereunder, and as more particularly described in the section of the Offer to Purchase entitled “The Tender Offer—Withdrawal Rights”, shareholders are entitled to withdraw tendered Shares (a) at any time prior to the Expiration Date or (b) if Purchaser has not agreed to accept Shares for payment by September 10, 2006, at any time after such date. Shareholders may not, however, withdraw tendered Shares at any other time. Accordingly, if Purchaser delays payment for the Shares after the Expiration Date until all conditions to the Offer that are dependent upon government approvals have been satisfied, an Onyx shareholder will only be entitled to withdraw tendered Shares if Purchaser has not agreed to accept such Shares for payment on or prior to September 10, 2006.
The Offer to Purchase has been revised to clarify that Purchaser may, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, delay payment for the Shares until all conditions to the Offer that are dependent upon government approvals have been satisfied. See paragraph 4 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
6.	Refer to the last paragraph in this section on page 7. We note that Purchaser reserves the right to assign or transfer to affiliates the right to purchase tendered Shares. Be aware that if Purchaser or CDC does assign such right, the affiliate to whom it is assigned would likely need to be added as a bidder on the Schedule TO. This in turn may require you to extend the Offer and to disseminate additional tender offer materials. Please confirm your understanding in your response letter.
Response: The Company acknowledges the Staff’s comment and confirms its understanding that an assignee of Purchaser’s right to purchase tendered Shares would likely need to be added as a bidder on the Schedule TO and that, upon any such assignment, the Offer may need to be extended and additional tender offer materials may need to be disseminated.
Certain Information Concerning CDC and Purchaser, page 10
7.	The table on page 11 shows numerous recent sales of significant numbers of Shares by CDC, beginning on June 7, 2006 and continuing through June 21, 2006. All of these sales occurred at prices lower than the Offer price. Six such sales took place after CDC had announced its intent to conduct a tender offer for Onyx. Please discuss the reasons for these Share sales, given your stated intentions with respect to Onyx. We may have further comments.
Response: The Company notes for the Staff that prior to June 6, 2006, the date that Onyx issued a press release announcing that it had entered into a definitive agreement

Securities and Exchange Commission
July 21, 2006

(the “Merger Agreement”) to be acquired by M2M Holdings, Inc. (“M2M”) for $4.80 per Share, CDC held 361,729 Shares, representing only approximately 1.9% of total Shares outstanding. Following Onyx’s announcement of the execution of the Merger Agreement, CDC began an orderly liquidation of its Shares for the following reasons:
•	uncertainty about its future intentions with respect to Onyx; and
•	uncertainty, even if it were to make a further proposal for Onyx, about its ability to consummate such a transaction given the terms of the Merger Agreement, as well as the various “anti-takeover” devices Onyx had available to it.
Once Onyx filed its preliminary proxy statement with the Commission on June 16, 2006 (the “Preliminary Proxy Statement”), the additional information contained therein about the merger and the background to the merger caused CDC to reconsider its options with respect to Onyx. CDC continued its orderly liquidation of its Shares, however, including after its June 20, 2006 announcement (the “June 20 Announcement”) that it was making a proposal to the Onyx board to offer Onyx shareholders an option to receive either $4.85 per Share in cash or $5.00 per Share in a combination of cash and CDC shares, for the following reasons:
•	uncertainty about whether the Onyx board would enter into negotiations with CDC given that Onyx had refused to engage in meaningful discussions concerning CDC’s prior proposals;
•	uncertainty about the ability to consummate such a transaction given the terms of the Merger Agreement, as well as the various “anti-takeover” devices Onyx had available to it;
•	CDC’s desire to have either “all or none” of the Shares; and
•	even if Onyx’s board accepted CDC’s June 20 proposal, thereby causing CDC to repurchase Shares sold following the June 20 Announcement at a higher price, given how few Shares it owned, combined with its desire to have either “all or none” of the Shares, any incremental cost associated with such repurchases would be extremely small. For example, if CDC were to repurchase the 56,000 Shares it sold in the six transactions identified in the Staff’s comment, which had a weighted average sale price of $4.75 per Share, the incremental cost to do so would only be $14,000. Given that the overall purchase price for all of the Shares at $5.00 per Share would be approximately $93 million, the $14,000 cost was insignificant. This small incremental cost was balanced against an assessment of the likelihood that the Onyx board would enter into negotiations and ultimately accept CDC’s June 20 proposal.

Securities and Exchange Commission
July 21, 2006

The Company respectfully disagrees with the sentence in the Staff’s comment that states “[s]ix such sales took place after CDC had announced its intent to conduct a tender offer for Onyx,” which implies that the June 20 Announcement constituted the commencement of a tender offer. The June 20 Announcement was a proposal made to the Onyx board, which was subject to due diligence, and was not, unlike its announcement on June 30, 2006, a public announcement of its intention to commence a tender offer for the Shares. This is evidenced by the numerous statements in the June 20 Announcement, including the following:
•	"[CDC]...is making a superior proposal to the board of directors of Onyx...”;
•	“Subject to CDC Software being granted an opportunity to conduct and complete due diligence to its satisfaction...”;
•	“CDC Software’s management awaits a response from the independent members of Onyx’s board.”;
•	“...we hope the Onyx board of directors will give due consideration to our proposal”;
•	“CDC Software urges Onyx’s board of directors to consider this proposal, and provide CDC Software with the opportunity to conduct due diligence”; and
•	A legend stating, “This communication is not a solicitation of a proxy from any security holder of Onyx. Nor is this communication an offer to purchase or a solicitation of an offer to sell securities.”
Source and Amount of Funds, page 13
8.	We note the disclosure here that CDC will fund the Offer and any subsequent merger through “cash on hand.” We also have reviewed the disclosure under “Restrictions on our Liquidity” on page 107 of CDC’s Form 20-F filed on June 21, 2006. In that section, you note that $49.3 million of CDC’s total cash and cash equivalents of $93.7 million are held by CDC’s 77% owned subsidiary China.com. CDC’s Form 20-F explicitly states that resources, including cash, held at the China.com level are controlled by the independent board of China.com and are not readily available to CDC. Please expand the disclosure in this section to more explicitly detail the source of the funds to be used to pay for tendered Shares and Shares purchased in any second-step transaction.
Response: The Offer to Purchase has been revised to more explicitly detail the source of the funds to be used to pay for the Shares tendered in the Offer and in any subsequent merger. See paragraph 5 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.

Securities and Exchange Commission
July 21, 2006

9.	See comment 7 above. If funds for this Offer are being provided by China.com, and the decision to transfer those funds was made independently at the China.com level, as CDC’s Form 20-F indicates it must be, China.com may be considered a bidder in this Offer. Please provide your analysis with respect to that issue, as necessary depending on your response to comment 7 above. For guidance on identifying bidders in a tender offer, see Section II.D.2 in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on the Commission’s Web site at www.sec.gov. Note that each additional bidder must independently satisfy the timing, disclosure and dissemination requirements of the tender offer rules.
Response: As indicated in response to comment 8, certain debt securities owned by China.com were used to collateralize borrowings by CDC that represent a portion of the funds to be used to purchase all of the outstanding Shares and pay all the costs, fees and expenses related to the Offer. Rule 14d-1(g)(2) promulgated under the Exchange Act defines a “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made... .” See also General Instruction K to Schedule TO. The Staff has stated that a “bidder” is meant to refer to a “principal participant” in the tender offer. Tender Offers Proposed Rules and Schedule, Exchange Act Release No. 15548 (Feb. 5, 1979). China.com is only providing collateral for a portion of the funds necessary to consummate the Offer, but is not otherwise involved in the Offer. Other than indirectly facilitating CDC’s obtaining a portion of the funds necessary to complete the Offer, none of the factors the Staff cites as being relevant in determining who is a bidder in Section II.D.2 in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline is applicable to China.com: it has played no role in the structuring or initiating of the Offer; it does not control either CDC or the Purchaser; it does not control the terms of the Offer; it did not form the Purchaser; it will not own any of the assets or securities of Onyx after consummation of the Offer; and it is not acting with the Company in connection with the Offer. The Company believes, and we are of the opinion that, owning the assets that make up the collateral for a portion of the cost of consummating a tender offer does not make that entity a bidder. See Koppers Co., Inc. v. American Exp. Co., 689 F. Supp. 1371, 1388 (W.D Pa. 1988) (a “person who merely loans funds to the tender offeror to enable it to carry out the offer, and who receives no rights of any kind enabling it to influence the course of the tender offer, cannot be deemed a bidder.”).
Contacts and Transactions with Onyx; Background of the Offer, page 13
10.	We note an article dated May 10, 2006 appearing on Datamonitor’s ComputerWire service. The article states that it is based on an interview with CDC chief executive Peter Yip. The article attributes the following comments and statements to Mr. Yip:
•	CDC’s first reverse merger offer to Onyx was a “test” that CDC did not believe Onyx would take seriously;
•	CDC had not done well for two years, so the first Onyx response and its assertion that CDC had undervalued Onyx was accurate;

Securities and Exchange Commission
July 21, 2006

•	CDC’s first reverse merger offer was also designed to raise CDC’s stock price;

•	If Onyx rejected CDC’s second, “serious” offer, CDC might run a proxy contest;
•	CDC already had at the time of the interview 5 other Onyx shareholders “on its side,” representing 30% of Onyx’s Shares.
The substance of many of these statements is not reflected in the Offer to Purchase and in some cases is inconsistent with the disclosure in it. Please revise the disclosure document as necessary, consistent with the statements made by Mr. Yip. If you have a transcript of the Yip interview, please provide it supplementally. We may have additional comments.
Response: The Company believes that many of the statements attributed to Mr. Yip in the article are not an accurate portrayal of the more complex meanings he wished to convey. Specifically, we note the following with respect to the various statements identified by the Staff:
•	In connection with the statement that CDC’s first reverse merger offer was a “test”, Mr. Yip has indicated to the Company that he meant to convey the meaning that when people enter into negotiations, they do not begin by making their best offers first. Rather, offers are made that are meant to entice the other side into more serious negotiations which, given Onyx’s reluctance to speak to CDC through December 2005, was one of the goals of the reverse merger offer. As a result of these intensive negotiations, better offers are usually made, so, as a result, it is not surprising that Onyx would reject CDC’s first proposal. However, this is not meant to imply that CDC’s first reverse merger offer was not a serious proposal that did not have merit. The Company believes, and continues to believe, that a reverse merger with Onyx offered numerous strategic and financial benefits to Onyx and its shareholders.
•	In connection with the statement that CDC had not done well for two years, Mr. Yip has indicated to the Company that he meant to simply convey the fact that CDC’s stock price had declined significantly between January 1, 2004 (when CDC’s stock price was $9.05 per share) and January 1, 2006 (when CDC’s stock price was at $3.20 per share). This corresponded approximately with Mr. Yip’s leave of absence as CDC’s chief executive officer, which commenced in March 2004, and his return as chief executive officer in April 2006. Since his return, CDC’s stock performance has improved, and CDC believes that it is now running a profitable growing business.
•	In connection with the statement that CDC’s reverse merger offer was designed to raise CDC’s stock price, Mr. Yip has indicated to the Company that he meant to

Securities and Exchange Commission
July 21, 2006

convey that the benefits of a reverse merger structure, if it had been successful, would have been a very positive arrangement for CDC as it would have combined the synergistic businesses of CDC and Onyx while at the same time also increasing CDC’s cash balances. The benefits of such a structure, if Onyx accepted, he believed would have had a long term positive effect on CDC’s stock price.
•	With respect to the statement that if Onyx rejected CDC’s second offer, CDC might run a proxy contest, Mr. Yip has indicated to the Company that he did not say and did not mean that CDC was committed to a proxy context, but rather that CDC would need to consider all of its alternatives in the event Onyx continued to resist entering into a strategic transaction with CDC, some of which might include a proxy contest, tender offer, an increase in its offer or walking away. A review of the language in the Datamonitor article shows that Mr. Yip had indicated that a proxy contest was only one of the alternatives that would be considered, if necessary. “...[I]f Onyx rejects its existing offer there are still a couple of options. One is increasing the offer, the other is to enter into a proxy fight.”
•	With respect to the statement that CDC had five other Onyx shareholders on its side, Mr. Yip has indicated to the Company that he had meant only to speak generally that CDC had had contacts with a number of Onyx shareholders who had reached out to CDC at their initiative. Among other things, these shareholders encouraged CDC to have a dialog with Onyx and gave general indications of support for the efforts CDC was making with its overtures to Onyx. Mr. Yip confirms that he did not enter into any agreement (voting or otherwise), arrangement or understanding (whether or not legally enforceable) with any Onyx shareholders with respect to any securities of Onyx, and is not aware of another representative of CDC having done so. His statement regarding having 30% of Onyx’s shareholders “on his side” was only speculation on his part based upon these contacts. See the Company’s response to comment 12 for additional information.
In addition, the Company also notes for the Staff that the interview with Datamonitor was conducted on May 3, 2006, in the city of London using the English language, which is not Mr. Yip’s first language. The interview was held at the end of day after Mr. Yip’s arrival in London from Hong Kong. As a result, Mr. Yip indicated that he was tired, which the Company believes contributed to a lack of precision in the thoughts he expressed at the time.
As a result of the foregoing, the Company does not believe that the substance of Mr. Yip’s statements are not reflected in, or are otherwise inconsistent with, the disclosure in the Offer to Purchase. Finally, the Company notes for the Staff that it does not have a transcript or recording of Mr. Yip’s interview, and is otherwise unaware if a transcript or recording exists.

Securities and Exchange Commission
July 21, 2006

11.	Provide your revised analysis explaining why you do not believe the press releases issued by CDC between June 23, 2006 and June 27, 2006 do not constitute soliciting materials, requiring the filing and dissemination of a proxy statement. In this regard, we note the written response of Stephen Wiseman of your firm in a letter dated July 14, 2006; however, the statements in that letter concerning the intent of CDC and the reasons for its actions are not consistent with the statements attributed to Mr. Yip in the article referenced in our last comment. Moreover, we note the definition of “solicitation” in Rule 14a-1(l) does not focus on the intent of the party allegedly soliciting, but rather on whether the communication at issue is “reasonably calculated” to result in the grant, revocation or withholding of a proxy. Finally, the fact that CDC was ineligible to rely on Rule 14a-12 to issue its press releases is not dispositive of whether those communications are soliciting materials. The intent of the proxy rules is to require that those persons soliciting as defined in Rule 14a-1 must provide the disclosure required by the proxy rules in connection with their commmunications, so that shareholders may make an informed voting decision. If the party deemed to be engaging in soliciting activities is ineligible to rely on Rule 14a-12 (which, given Mr. Yip’s statements, may or may not have been the case) or any exemption from the requirement to file and disseminate a proxy statement, it may nevertheless choose to engage in soliciting activities by filing and distributing a Schedule 14A.
Response: The Company continues to believe that the press releases identified in the Staff’s comment are not “solicitations” within the meaning of Rule 14a-1. As discussed in the Company’s response to comment 10, the Datamonitor article paraphrasing certain remarks Mr. Yip made in an interview were made prior to the announcement of the proposed merger between Onyx and M2M (the “Proposed Merger”) and the reference to a proxy contest was merely one of the options that CDC might consider. CDC chose not to pursue that option after the Proposed Merger was announced and CDC had time to consider the Proposed Merger. Instead CDC chose to commence a tender offer. The Company therefore believes that these press release are not inconsistent with the statements attributed to Mr. Yip in the Datamonitor article.
The Company also notes the Staff’s reference to the words “reasonably calculated” in Rule 14a-1(l). The Company continues to believe that these press releases were not “reasonably calculated” to result in the revocation or withholding of a proxy. As indicated in our letter of July 14, 2006, the press releases were issued to inform Onyx shareholders of CDC’s belief that the Onyx board had not adequately considered CDC’s offer and to refute what CDC believed were misleading and incorrect statements published by Onyx about CDC. We respectfully disagree with the Staff’s statement that Rule 14a-1(l) does not focus on intent. The plain meaning of the word “calculated” encompasses an awareness or an intent that an action will have a certain result. See The New Oxford American Dictionary 244 (1st ed. 2001) (defined as “carefully planned or intended” or “done with full awareness of the likely consequences”); See also Webster’s II Dictionary 105 (3rd ed. 2005) (defined as “undertaken with careful

Securities and Exchange Commission
July 21, 2006

estimation of the likely outcome”). In the SEC’s 1991 release proposing significant changes to the proxy rules (Regulation of Securityholder Communications, Exchange Act Release No. 29,315, 49 SEC Docket 147 (June 17, 1991)) (the “1991 Release”), the commentary acknowledges that whether or not a communication is a solicitation requires a case-by-case analysis. The 1991 Release goes on to state: “[w]hether a particular communication should be deemed part of a solicitation runs on ‘the purpose for which the communication was published — i.e., whether the purpose was to influence the shareholders’ decisions, as evidenced by the substance of the communications and the circumstances under which they were transmitted.” Accordingly, CDC believes that its intent and purpose in issuing the press releases is relevant for a determination of whether or not these releases were solicitations. Even if CDC is incorrect in its interpretation of the word “calculated”, and a purely objective standard is applied, CDC still believes that a solicitation has not occurred. Under a facts and circumstances analysis, the “reasonably calculated” result of the press releases is for the board of Onyx to begin to engage in discussions with CDC (which Onyx has announced its intent to do).
12.	Refer to comment 9 above and the alleged statements by Mr. Yip regarding contacts with 5 other Onyx shareholders. Please provide details about the identities of these shareholders, their share holdings, how they were contacted and what issues were discussed and agreed upon. Describe any commitments or statements by these shareholders indicating they are “on your side.” We may have further comments.
Response: In response to this comment, the Company notes for the Staff that, as indicated in the Company’s response to comment 10 above, Mr. Yip was speaking only generally when he made his statement about “5 other Onyx shareholders” and was not making reference to any five specific Onyx shareholders.
The Company advises the Staff that between December 2005 and July 18, 2006, to its knowledge, it has had contact with the following Onyx shareholders:

Shareholder	Percentage of outstanding Shares

Alar Capital	unknown
Alchem Investment Partners	unknown (claimed to have “substantial” holdings)
Alcom Partners	unknown
Diker GP, LLC	approximately 8.9%
George Weiss	unknown
Glazer Capital	unknown
Halcom Partners	unknown
Harmon Stoeller	unknown
Loeb Partners	approximately 9.8%
Maedoff	unknown
Millennium Partners	unknown
Ramius Capital Group	claimed to have 4%
Shortwater	unknown
SW Bach	unknown
Tieton Capital Management	unknown

Securities and Exchange Commission
July 21, 2006

While the Company did hold an investor conference call on January 6, 2006, to discuss its first reverse merger offer, the Company confirms for the Staff that each of the foregoing contacts were initiated by the shareholder, with a CDC representative returning the call, and not as a result of CDC initiating contact with such Onyx shareholders. The Company also wishes to advise the Staff that one of its internal investor relations personnel has recently gone on emergency family leave and is unavailable. Accordingly, he may have received calls from other shareholders of which the Company is currently unaware. To the extent that the Company ascertains the names, if any, of other Onyx shareholders who contacted the Company, the Company will so advise the Staff.
The topics discussed on these calls were as follows:
•	encouraging CDC to make a cash proposal for Onyx;
•	asking CDC to increase the size of its offer;
•	encouraging CDC to have a dialog with Onyx;
•	inquiring how Onyx was treating CDC;
•	trying to gauge CDC’s commitment to the various proposals it had made to the Onyx board;
•	discussing the synergies and other benefits of a CDC/Onyx combination;
•	providing additional information with respect to CDC’s business; and
•	general indications of support for CDC’s efforts in connection with its overtures to Onyx.
The Company confirms there was no agreement (voting or otherwise), arrangement or understanding (whether or not legally enforceable) between CDC and any of the Onyx shareholders referenced above with respect to any securities of Onyx.
13.	Refer to the disclosure on page 15 of the Offer materials, where you reference feedback from certain Onyx shareholders. Are these the same individuals or entities referenced in Mr. Yip’s article? Clarify the ways in which they asked CDC to simplify its proposal.
Response: See the Company’s responses to comments 10 and 12 above.
14.	Explain why you changed the Offer to all cash from a combination of cash and stock.

Securities and Exchange Commission
July 21, 2006

Response: The Company notes for the Staff that its decision to offer only cash in the Offer, as compared to including the alternative of a combination of cash and CDC stock described in the June 20 Announcement, was principally made as a result of timing considerations and to respond to the preference of certain Onyx shareholders (as discussed in more detail above in response to comment 12) for an all cash transaction. Given that by June 30, 2006, the date of CDC’s first public announcement of its intention to commence the Offer, Onyx had already started mailing its definitive proxy statement relating to the Proposed Merger and set the date for the special meeting of shareholders to vote in connection therewith for August 1, 2006, CDC believed that it was essential that it commence a tender offer quickly if it desired to acquire Onyx. Because a tender offer in which shares are to be issued as part of the consideration (a) may not be commenced until a registration statement relating to such shares has been filed with the Commission and (b) may not be consummated until such registration statement has been declared effective by the Commission, both of which would take additional time, CDC believed it was necessary to proceed only with an all cash offer.
Purpose of the Offer; Plans for Onyx; Merger; Dissenters Rights, page 17
15.	See comment 3 above concerning the need to clearly state your intentions with respect to a second-step transaction after the Offer. Please make changes here consistent with that comment.
Response: The Offer to Purchase has been revised to clearly state that Purchaser expects to consummate the subsequent merger following consummation of the Offer. See paragraphs 7 and 8 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
Dividends and Distributions, page 18
16.	Refer to the disclosure on page 19. Please note that if you reduce the Offer price by the amount of any distribution or dividend by Onyx, we take the position that this change in price is subject to the requirements of Rule 14e-1(b). Please confirm your intent to comply with that Rule in your response letter.
Response: The Company acknowledges the Staff’s comment and confirms that it intends to comply with Rule 14e-1(b) if the Offer price is reduced.
Conditions to the Offer, page 19
17.	In the middle of the first paragraph in this section, you refer to your ability to “terminate or amend the Offer as to any Shares not then paid for ...” Similarly, in the second to last line of this paragraph, you refer to the possibility that tendered Shares could have already been accepted for payment or paid for (in the parenthetical). How could Shares have been paid for if the Offer remains open? Please revise or advise.

Securities and Exchange Commission
July 21, 2006

Response: The Offer to Purchase has been revised to delete the language identified in the Staff’s comment. See paragraph 9 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
18.	All Offer conditions must be satisfied or waived as of the expiration of the initial (versus subsequent) Offer period. The disclosure in the first paragraph of this section stating as of what date the listed conditions must be satisfied or waived is confusing because in subparagraph (i), you use a defined term “Expiration Date, but in subparagraph (ii) you use “expiration of the Offer.” Clarify whether you are intending these words to have different meanings. If so, please revise in accordance with our position.
Response: The Offer to Purchase has been revised to clarify that “Expiration Date” and “expiration of the Offer” were intended to have the same meaning. See paragraph 10 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
19.	Please note that your Offer conditions are very broadly and subjectively drafted, making it difficult for shareholders to determine whether a given event “triggers” the condition and allows you to terminate the Offer. Consider limiting the language in this section to more narrowly tailor your conditions so that they are outside of your control and objectively described, such that a shareholder can clearly understand their scope.
Response: In light of the Staff’s comment, the Company has reviewed each of the conditions set forth in the section of the Offer to Purchase entitled “The Tender Offer—Conditions to The Offer”, as well as the conditions of several other unsolicited tender offers. As a result of that review, the Company still believes, and respectfully submits, that the conditions to the Offer are appropriate and no more subjective than those included in other unsolicited tender offers. In addition, unlike other unsolicited tender offers, when the Company is required to make an affirmative determination as to whether or not a condition has been satisfied, this determination is required to be based upon the Company’s reasonable judgment, an objective standard. See paragraphs (b), (c), (d), (i) and (j) in the section of the Offer to Purchase entitled “The Tender Offer—Conditions to The Offer”, as well as paragraph 11 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3. Accordingly, the Company has determined not to modify the conditions to the Offer.
20.	See our last comment concerning the breach of the listed Offer conditions. Be advised that if you believe an event has occurred implicating one of the listed Offer conditions, CDC and Purchaser must immediately take steps to notify shareholders whether you will waive the condition and proceed with the Offer, or assert it and terminate the transaction. Purchaser and CDC may not, consistent with their obligations under the tender offer rules, wait until the end of the Offer period to assert a condition triggered by an event that occurred during the Offer period. An example may be useful. We know that CDC has filed a lawsuit against Onyx in the Superior Court of King County, Washington. We presume Onyx may counterclaim against CDC and Purchaser, as is

Securities and Exchange Commission
July 21, 2006

typical in these types of litigation. If that happens, such action may trigger the application of the first Offer condition in subparagraph (a). If so, CDC and Purchaser should immediately take steps to notify Onyx shareholders whether they will proceed with the Offer by waiving the condition, or terminate it and return any tendered Shares. Please confirm your understanding in your response letter.
Response: The Company acknowledges the Staff’s comment and confirms that, upon a breach of one of the listed Offer conditions, it will promptly take steps to notify Onyx’s shareholders whether or not it will waive such condition and proceed with the Offer, or whether it will assert the condition and terminate the Offer.
21.	Refer to the statement in the last paragraph of this section that “[t]he determination as to whether any condition has occurred will be in the sole judgment of CDC and will be final and binding on all parties.” Reserving the right to determine in the “sole judgment” or “sole discretion” of the bidder whether an offer condition has been triggered is effectively a waiver of that offer condition.
As you are aware, when a material offer condition is waived, an offer may need to be extended and additional revised offer materials may need to be disseminated. Please revise to include a “reasonableness standard.”
Response: The Offer to Purchase has been revised in response to the Staff’s comment. See paragraph 11 under the heading “Items 1 through 9, and Item 11” of Amendment No. 3.
Certain Legal Matters, page 21
22.	Refer to page 24. You state there that tendered Shares will not be accepted for payment pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. Clarify in your response letter whether under the terms of your Offer the Offer could expire before the expiration of the HSR waiting period or the early termination of that period. If so, indicate whether shareholders would continue to have withdrawal rights after the expiration of the Offer until antitrust clearance is received. We may have additional comments.
Response: On July 18, 2006, the Company made the required pre-merger notification filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Pursuant to the HSR Act, the waiting period applicable to the Offer is scheduled to expire on August 2, 2006. As such, the Offer, which is scheduled to expire on August 8, 2006, will not expire prior to the expiration of the applicable waiting period under the HSR Act.
* * * *
     Finally, we would note that the Company is sending separately the representations requested in the Staff’s comment letter.

Securities and Exchange Commission
July 21, 2006

     We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the undersigned at (212) 556-2265 or E. William Bates, II of King & Spalding LLP at (212) 556-2240.
Very truly yours,

/s/ Stephen M. Wiseman
Stephen M. Wiseman

cc:	Kim Liou (CDC Corporation) E. William Bates, II (King & Spalding LLP) William G. Roche (King & Spalding LLP)